SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2003

                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         |X|     Form 20-F         |_|      Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         |_|     Yes               |X|      No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated April 4, 2003.

     On March 30, 2003, the Registrant's board of directors elected Mr. Shmuel Peretz as a member of the board, in accordance with the board's authority under
Section 69 of the Registrant's Articles of Association.


                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELSCINT LIMITED
                                        (Registrant)


                                        By: /s/ Rachel Lavine
                                           -------------------------
                                           Name: Rachel Lavine
                                           Title: President

Dated:  April 7, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated April 4, 2003.

                                    EXHIBIT 1
                                    ---------

Elscint Ltd. Reports Fourth Quarter and Year End 2002 Results
-------------------------------------------------------------

Friday April 4, 12:54 pm ET

TEL-AVIV, Israel, April 4 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT -
News), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News), today announced its results for the fourth quarter ended December 31, 2002, and for the year ended December 31, 2002. The Company announced that effective December 31, 2002 it has consummated a transaction for the sale of the manufacturing, assembly, engineering and integration operations (mainly for medical imaging equipment) of its sub-assemblies and components segment located at its Ma'alot facility in Northern Israel.

Upon consummation of the transaction, the activities of the Company in the sub-assemblies and components segment in particular, and in the medical imaging area in general, have as a practical matter been discontinued. As a result, the accompanying financial tables reflect the assets and liabilities, which relate to the discontinuing operations in separate categories in the balance sheet, namely as "assets/liabilities relating to discontinuing operations." In addition, the transactions relating to the aforesaid operations are included in a separate category in the statement of operations entitled "income from discontinuing operations." The comparative figures for prior years have been reclassified in order to reflect these changes, retroactively, for all reported periods, by the presentation of the assets, liabilities, revenues and expenses which relate to the discontinuing operations separately from those which relate to the continuing operations.

Fourth Quarter Results
----------------------

Consolidated revenues for the fourth quarter of 2002 were NIS 56.1 million ($11.8 million), as compared with NIS 43.9 million reported in the same quarter last year. The increase in revenues is attributable primarily to the commencement of operations at the Victoria London Hotel and the Sherlock Holmes Hotel, also in London, as well as to an increase in the exchange rate of the Euro and the British Pound against the NIS during the three-month period ended December 31, 2002.

Gross profit for the fourth quarter of 2002 was NIS 18.1 million ($3.8 million) as compared with NIS 13.0 million in the corresponding quarter of 2001. This increase is primarily due to the increase in revenue as described above.

Operating loss in the fourth quarter of 2002 was NIS 6.2 million ($1.3 million) as compared with NIS 10.6 million for the corresponding quarter of last year. The decrease in the operating loss is derived mainly from an increase in gross profit, offset in part by an increase in depreciation, amortization and operation expenses of the hotels, which resulted primarily from commencement of operations at the Victoria London Hotel and the Sherlock Holmes Hotel, and from an increase in the general and administrative expenses.

Net loss from continuing operations for the fourth quarter of 2002 was NIS 36.4 million ($7.7 million), or NIS 2.18 ($0.46) basic earnings per share, as compared with net income of NIS 1.2 million, or NIS 0.07 basic earnings per share, for the same quarter last year.

This increase is attributable mainly to net finance expenses, which totaled NIS
9.3 million ($1.9 million) for the fourth quarter 2002, as compared with finance income which totaled NIS 24.3 million during the same period of the previous year. The finance expenses in the fourth quarter of 2002 were derived primarily from revaluation of the NIS against the US$ of 2.75%, net of inflationary erosion of -0.46%, in the three month period ended December 31, 2002 as compared with devaluation of the NIS against the US$ of 1.4%, net of inflationary erosion of -0.58%, in the same period of the previous year. In addition the Company has recorded other expenses in the amount of NIS 21.4 million ($4.5 million) for the three month period ended December 31, 2002 as compared with NIS 2.7 million recorded in the same quarter in 2001, which derived principally from impairment of fixed assets and investments.

Net income from discontinuing operations for the fourth quarter of 2002 was NIS
52.4 ($11 million) or NIS 3.14 ($0.66) basic earning per share as compared with NIS 0.8 million NIS 0.05 basic earnings per share for the same quarter last year. This increase is derived mainly from a NIS 37.9 million ($8.0 million) capital gain from the sale of the subassemblies and components operation.

The total net income from continuing and discounting operations for the fourth quarter of 2002 was NIS 16 million ($3.3 million) or NIS 0.96 ($0.20) basic earnings per share as compared with NIS 2.0 million or NIS 0.12 basic earnings per share for the same quarter last year.

Year End Results
----------------

Consolidated revenues for the year ended December 31, 2002 totaled NIS 212.1 million ($44.8 million) as compared with NIS 152.1 million reported for the year ended December 31, 2001. The increase in revenues is attributable primarily to the commencement of operations at the Victoria London Hotel and the Sherlock Holmes Hotel; the consolidation of the Bucuresti Hotel results for the full year ended December 31, 2002 as compared with consolidation of nine month results for the corresponding period of 2001; and an increase in the exchange rate of the Euro and the British Pound against the NIS during the year ended December 31, 2002. Gross profit for the year ended December 31, 2002 was NIS 75.0 million ($15.8 million) as compared with NIS 46.9 million in the corresponding period of 2001. This increase is primarily due to the increase in revenue described above.

Operating loss for the year ended December 31, 2002 was NIS 21.6 million ($4.5 million) as compared with NIS 15.5 million in the same period of the previous year. This increase is derived from an increase in the hotels' depreciation and operational expenses, primarily due to commencement of operations at the Victoria London Hotel and Sherlock Holmes Hotel in London; as well as an increase in general and administrative expenses primarily due to dividend payments of NIS 3.3 million ($0.7 million) with respect to shares which are held by employees and which are recorded as an expense in the statement of operation. This increase was partially offset by the increase in the gross profit described above.

Net loss from continuing operations was NIS 27.2 million ($5.7 million) or NIS
1.63 ($0.34) basic earnings per share as compared with net income from continuing operations of NIS 23.4 million or NIS 1.4 basic earnings per share, for the corresponding period of 2001.

This decrease is attributable mainly to net finance income, which totaled NIS
13.0 million ($2.7 million) for the year ended December 31, 2002 as compared with NIS 66.3 million during the same period of the previous year. This finance income was derived primarily from devaluation of the NIS against the US$ of 7.3%, net of inflationary erosion of 6.5%, in the year ended

December 31, 2002 as compared with the devaluation of the NIS against the US$ of 9.3%, net of inflationary erosion of 1.4%, in the same period of the previous year. Furthermore, the other expenses increased to NIS 21.9 million ($4.6 million) for the year ended December 31, 2002 as compared with NIS 13.3 million in the previous year mainly due to the impairment of fixed assets and investments.

Net income from discontinuing operations for the year ended December 31, 2002 was NIS 90.6 million ($19.1 million) or NIS 5.43 ($1.15) basic earning per share as compared with NIS 34.5 million or NIS 2.07 basic earnings per share for the same period last year. The increase is attributable mainly to a capital gain from the sale of the Ma'alot Facility in the amount of NIS 37.9 million ($8.0 million) as well as an increase in the net profit the sub-assemblies and medical imaging segment.

The total net income from continuing and discounting operations for the year ended December 31, 2002 was NIS 63.4 million ($13.4 million) or NIS 3.8 ($0.81) basic earnings per share as compared with NIS 57.9 million or NIS 3.47 basic earnings per share for the previous year.

About Elscint Limited
---------------------

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                             Convenience
                                                             translation
                              December 31,   December 31,    December 31,
                                 2002          * 2001            2002
                             Adjusted NIS    Adjusted NIS       U.S.$
                             (thousands)     (thousands)     (thousands)

ASSETS

Current Assets
Cash and cash equivalents       92,952          293,908          19,622
Short-term investments and
 deposits                      157,505          154,675          33,250
Accounts receivable -
 trade, net                     19,004           14,801           4,012
Other accounts receivable
 and prepaid expenses           21,757           21,326           4,593
Hotels Inventories               3,109            3,453             656
                               294,327          488,163          62,133

Long-term Accounts and
 Investments
Investments, loans and
 long-term receivables,
 net                           352,480          357,990          74,410
Investments in affiliated
 company                        32,510               --           6,863
Venture-Capital
 investments                        --           29,518              --
                               384,990          387,508          81,273

Fixed Assets, Net            1,637,656        1,359,870         345,716

Other Assets, Net               12,234           11,927           2,583

Assets Related to
 Discontinuing Operation       114,134          190,521          24,094
                             2,443,341        2,437,989         515,799

(1) Prepared in accordance with Israeli GAAP

* Reclassified.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                             Convenience
                                                             translation
                              December 31,   December 31,    December 31,
                                 2002          * 2001            2002
                             Adjusted NIS    Adjusted NIS       U.S.$
                             (thousands)     (thousands)     (thousands)

LIABILITIES AND
 SHAREHOLDERS' EQUITY

Current Liabilities
Short-term credits             532,274          446,938         112,365
Accounts payable -
 trade                          23,067           27,195           4,870
Accrued liabilities             87,153           48,642          18,398
Advance from customer
 in respect of project
 in progress, net                   --            1,538              --
                               642,494          524,313         135,633

Long-term Liabilities
Long-term debts                627,863          601,333         132,545
Deferred income tax
 liability                      10,943           18,296           2,310
Liability for employee
 severance benefits, net           513              361             108
                               639,319          619,990         134,963

Liabilities Related to
 Discontinuing
 Operations                    110,553          255,438          23,338

Minority interest               29,568           27,916           6,242

Commitments and
 Contingencies

Shareholders' Equity         1,021,407        1,010,332         215,623
                             2,443,341        2,437,989         515,799

(1) Prepared in accordance with Israeli GAAP

* Reclassified.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)

                                                                 Convenience
                                                                 Translation
                                    Year ended December 31,      December 31,
                                  2002      * 2001     * 2000       2002
                                   Adjusted NIS (thousands)
U.S.$(thousands)
Revenues
Operating and managing
 hotels                         210,650     141,898    108,088      44,469
Revenue from long-term
 contracts                        1,538      10,221     20,367         325
                                212,188     152,119    128,455      44,794
Cost of revenues

Hotels operations               135,766      97,692     69,924      28,661
Cost of long-term contracts       1,419       7,451     18,244         300
                                137,185     105,143     88,168      28,961

Gross profit                     75,003      46,976     40,287      15,833

Hotels' depreciation,
 amortization and operation
 expenses                        62,685      32,156     23,124      13,233
Initial expenses, net             1,807       4,036      1,848         381
General and administrative
 expenses                        32,181      26,285     23,709       6,794

Operating loss                  (21,670)    (15,501)    (8,394)     (4,575)

Finance income (expenses),
 net                             13,051      66,344    (20,599)      2,755
Other (expenses) income, net    (21,915)    (13,366)     2,667      (4,626)

(Loss) income before income
  taxes                         (30,534)     37,477    (26,326)     (6,446)

 Income taxes                    (5,321)      5,486      4,723       1,123

(Loss) income after income
  taxes                         (25,213)     31,991    (31,049)     (5,323)

The Company's share in loss
 of affiliated companies          2,902       9,899      3,302         612

Minority interest in loss
 of a subsidiary, net               896       1,313         --         189

Net (loss) income from
 continuing Operations          (27,219)     23,405    (34,351)     (5,746)

Net income from discontinuing
 operation                       90,693      34,587     77,940      19,146

Net income                       63,474      57,992     43,589      13,400

(1) Prepared in accordance with Israeli GAAP

*  Reclassified.